UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

19 Le Parvis

92073 Paris-La Défense, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

On or about May 24, 2012, Sequans Communications S.A. (the “Company”) mailed materials to holders of record at the close of business on May 17, 2012 of ordinary shares and American Depositary Shares, each representing one ordinary share, of the Company in connection with an ordinary general meeting and extraordinary meeting of shareholders to be held at the Company’s headquarters in Paris, France on June 26, 2012. Copies of materials relating to the Company’s ordinary general meeting and extraordinary meeting of shareholders are also available on the Company’s website at http://www.sequans.com/investors/corporate-governance or by contacting the Company’s investor relations department by telephone at +33 1 70 72 16 07 or by e-mail at olga@sequans.com.

The Company’s board of directors has convened an ordinary and extraordinary general shareholders’ meeting, in accordance with the provisions of French law and of our Company’s Articles of Incorporation and Bylaws, for the purpose of requesting a vote on the following agenda items, as further detailed below and in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2012”:

Ordinary Matters

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2011

2.	Approval of the consolidated accounts for the fiscal year ended December 31, 2011

3.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

4.	Appropriation of statutory net income for the fiscal year

5.	Approval of the compensation plan for independent directors

6.	Appointment of Mr. Gilles Delfassy as a new director

7.	Renewal of the terms of office as directors of Messrs. Georges Karam and Zvi Slonimsky

Extraordinary Matters

8.	Change in the organization of the Company’s management – Corresponding amendment of Article 13 of the Articles of Incorporation and Bylaws

9.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 STOCK SUBSCRIPTION WARRANTS; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma

10.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 STOCK SUBSCRIPTION WARRANTS; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. James Patterson

11.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 STOCK SUBSCRIPTION WARRANTS; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Zvi Slonimsky

12.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 STOCK SUBSCRIPTION WARRANTS; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Hubert de Pesquidoux

13.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 6,000 STOCK SUBSCRIPTION WARRANTS; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Dominique Pitteloud

14.	Subject to the condition precedent that the compensation plan for independent directors is approved and that Mr. Gilles Delfassy is appointed as an independent director, issuance of 25,000 STOCK SUBSCRIPTION WARRANTS; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Gilles Delfassy

15.	Authorization given to the Board of Directors to grant stock options, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

16.	Authorization granted to the Board of Directors to allot restricted shares, free of charge, to employees and/or corporate officers; conditions attached to such authorization; powers to be granted to the Board of Directors

17.	Authorization granted to the Board of Directors to issue STOCK SUBSCRIPTION WARRANTS, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

18.	Setting an overall ceiling for issuances of stock options, free shares and STOCK SUBSCRIPTION WARRANTS

19.	Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €200,000 by issuing shares and/or securities that grant access to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

20.	Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

21.	Powers and formalities required for the meeting for be official

The Company’s board of directors recommends that you vote “FOR” proposals 1-19 and 21 and “AGAINST” proposal 20 reflected in the agenda items listed above. Whether or not you plan to attend the ordinary general meeting and extraordinary meeting of shareholders in person, we urge you to vote your shares by phone, via the internet or by signing, dating and returning the proxy card at your earliest convenience. Please see the proxy card for specific instructions on how to vote. If you sign and return the proxy card, your shares will be voted:

•	in favor of the resolutions corresponding to proposals 1-19 and 21, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution; and

•	against the resolutions corresponding to proposal 20, whether or not you specifically indicate an “AGAINST” vote, unless you abstain or vote for such resolutions.

Proxies are revocable, and any shareholder may withdraw his or her proxy by providing the Company with written notice or signing and returning a proxy card with a later date, in each case prior to the deadline set forth on the proxy card, or by attending the meeting and voting in person (although attendance at the meeting will not, in and of itself, constitute revocation of a proxy).

French law classifies resolutions as either ordinary or extraordinary, depending on the subject. For resolutions submitted to an ordinary meeting, the quorum required for a valid meeting is 20% of outstanding shares (voting rights) and resolutions pass by a simple majority of shares present or represented. For resolutions submitted to an extraordinary meeting, the quorum required for a valid meeting is 25% of outstanding shares (voting rights) and resolutions pass by a two-thirds majority of shares present or represented.

The resolutions corresponding to the agenda items listed above are set forth in the attached “Resolutions Submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2012.” The following is a summary of those resolutions.

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Ordinary Matters

PROPOSALS 1 & 2:	APPROVAL OF THE STATUTORY AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011

The board of directors proposes that the shareholders approve the statutory and the consolidated financial statements of Sequans Communications S.A. The statutory financial statements reflect the financials of the parent company only in accordance with French accounting rules. The consolidated financial statements are the same as those included in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission.

The board of directors requests that shareholders approve these proposals.

PROPOSAL 3:	APPROVAL OF THE REPORT ON RELATED PARTY AGREEMENTS

The board of directors proposes that shareholders approve related party transactions in force at any time in 2011. These related party transactions, concerning the employment agreement with Georges Karam, Chairman and CEO, and a pre-IPO consulting agreement with Zvi Slonimsky, director, are disclosed in the Company’s annual report on Form 20-F.

The board of directors requests that shareholders approve this proposal.

PROPOSAL 4:	APPROPRIATION OF STATUTORY NET INCOME

The board of directors proposes that shareholders approve the allocation of statutory net income to retained earnings.

The board of directors requests that shareholders approve this proposal.

PROPOSAL 5:	APPROVAL OF THE COMPENSATION PLAN FOR INDEPENDENT DIRECTORS

The board of directors proposes that each independent director’s cash compensation for the coming year remain unchanged from last year:

-	Basic directors’ fees	US$	20,000 per year, per director

-	Special directors’ fees paid in consideration for a director’s membership in committees

	. Member of the Audit Committee	US$	6,000 per year
	. Chair	US$	12,000 per year

	. Member of the Compensation Committee	US$	4,500 per year
	. Chair	US$	9,000 per year

	. Member of the Nominating and Corporate Governance Committee	US$	2,500 per year
	. Chair	US$	5,000 per year

No independent director may be a member of more than two committees or chair more than one committee.

Moreover, subject to the decision of the extraordinary general shareholders’ meeting, the board of directors proposes that each independent director be given the right to subscribe for STOCK SUBSCRIPTION WARRANTS (“stock warrants”). Each stock warrant will confer the right to subscribe for one ordinary share of the Company, with a par value of €0.02. One third of the stock warrants may be exercised on the following three anniversaries of the date they are issued.

Initial allotment All new independent directors are entitled to this initial allotment. No initial allotment shall be made in the event a director’s term of office is renewed.	25,000 stock warrants

Additional annual allotment

This additional allotment shall be made at the time of each ordinary general shareholders’ meeting that approves the Company’s annual financial statements. However, a period of at least nine (9) months shall elapse between the first additional allotment and the initial allotment.

6,000 stock warrants

The exercise price for each stock warrant will be set at the market value of the Company’s shares. The market value to be used will be the closing price of the Company’s American Depositary Shares on the New York Stock Exchange, or NYSE, on the date the stock warrants are issued by the general shareholders’ meeting.

The board of directors requests that shareholders approve this proposal.

PROPOSALS 6 & 7:	PROPOSALS TO APPOINT MR. GILLES DELFASSY AS AN INDEPENDENT DIRECTOR AND RENEWAL OF THE TERMS OF OFFICE AS DIRECTORS OF MESSRS. GEORGES KARAM AND ZVI SLONIMSKY

The board of directors proposes the candidacy to the position of independent director of

•	Mr. Gilles Delfassy

Who was born on July 22, 1957 in Meknes, Morocco

Whose address is 28 Route de Menthon, 74290 Veyrier du Lac, France

Furthermore, the board of directors points out that the terms of office of both Messrs. Georges Karam and Zvi Slonimsky will expire at the conclusion of the ordinary general shareholders’ meeting convened to vote on the financial statements for the fiscal year ended December 31, 2011.

Subject to the condition precedent that the change in the duration of directors’ terms of office proposed above is approved, Messrs. Delfassy, Slonimsky and Karam will be appointed for a term of three years, which will expire at the conclusion of the ordinary general shareholders’ meeting that will be held in 2015 to vote on the financial statements for the fiscal year ending December 31, 2014.

Messrs. Delfassy, Slonimsky and Karam have already given notice that they would accept such positions.

The board of directors requests that shareholders approve these proposals.

Extraordinary Matters

PROPOSAL 8:	CHANGE IN THE ORGANIZATION OF THE COMPANY’S MANAGEMENT – CORRESPONDING AMENDMENT TO ARTICLE 13 OF THE ARTICLES OF INCORPORATION AND BYLAWS.

Article 13 of the Company’s Articles of Incorporation and Bylaws currently provides that the duration of directors’ terms of office is two years. The board of directors proposes the increase of such duration to three years to enable setting up a board of directors in which one-third of its members is up for election each year.

Paragraph one of Section 2 (“Duration of Terms of Office”) of Article 13 (“Organization and Functioning of the Board of Directors”) of the Company’s Articles of Incorporation and Bylaws would read as follows:

“The term of office of directors shall be three years. Such term of office shall expire at the conclusion of the general shareholders’ meeting convened to vote on the financial statements for the previous financial year that is held during the year in which the term of office expires.”

The board of directors requests that shareholders approve this proposal.

PROPOSALS 9-14:	SUBJECT TO THE CONDITION PRECEDENT THAT THE COMPENSATION PLAN FOR INDEPENDENT DIRECTORS IS APPROVED, ISSUANCE OF A TOTAL NUMBER OF 55,000 STOCK SUBSCRIPTION WARRANTS; ESTABLISHING THE CONDITIONS FOR EXERCISING THE STOCK WARRANTS AND ADOPTION OF AN ISSUANCE AGREEMENT; REVOCATION OF THE PREEMPTIVE RIGHT TO SUBSCRIBE FOR THESE WARRANTS IN FAVOR OF INDEPENDENT DIRECTORS

Subject to the condition precedent that the appointment of Gilles Delfassy as independent director and the renewal of the term of Zvi Slonimsky are approved, the board of directors proposes issuing 25,000 stock warrants to Mr. Delfassy and 6,000 stock warrants to each of the other independent directors, pursuant to the compensation plan for independent directors that the shareholders’ meeting is requested to approve (i.e., a total of 55,000 stock warrants):

Beneficiaries	Stock Warrants	Total Subscription Price

Mr. Alok Sharma	6,000 stock warrants	€60

Mr. James Patterson	6,000 stock warrants	€60

Mr. Zvi Slonimsky	6,000 stock warrants	€60

Mr. Dominique Pitteloud	6,000 stock warrants	€60

Mr. Hubert de Pesquidoux	6,000 stock warrants	€60

Mr. Gilles Delfassy	25,000 stock warrants	€250

Total	55,000 stock warrants	€550

The subscription price for each stock warrant will be set at €0.01 and will confer the right to purchase one new ordinary share with a par value of €0.02 for a period of ten years, with an exercise price equal to the closing price of the Company’s American Depositary Shares on the NYSE on the issue date.

Provided each independent director still holds the office of director on each anniversary date, one-third of the stock warrants for which he subscribes may be exercised each year as follows: (i) one-third on the date of the first anniversary of the date they are granted by the ordinary and extraordinary general shareholders’ meeting; (ii) two-thirds on the date of the second anniversary; and (iii) without restriction from the date of the third anniversary.

Under French law, stock options may only be issued to employees. The legal form of instrument which may be issued to members of the board of directors or other non-employees is a warrant. Warrants may not be granted free of charge, but must be purchased at issuance at a set subscription price.

The board of directors requests that shareholders approve these proposals.

PROPOSALS 15-18:	AUTHORIZATIONS TO BE GRANTED TO THE BOARD OF DIRECTORS TO ISSUE STOCK OPTIONS, RESTRICTED SHARES AND STOCK SUBSCRIPTION WARRANTS

The board of directors proposes that this general shareholders’ meeting authorize the renewal of the systems for granting stock options and restricted shares to the Company’s employees and/or senior corporate officers, as well as the employees of the Company’s subsidiaries, and stock subscription warrants to non-employee external partners.

The issuances of stock options, stock subscription warrants and restricted shares will be subject to an overall ceiling of 1,000,000 new shares with a par value of €0.02.

Each stock option will be granted free of charge and will entitle the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten years at a fixed exercise price, provided the beneficiary complies with the requirements for time spent with the Company. The exercise price will be equal to the closing price of the Company’s American Depositary Shares on the NYSE on the date the stock options are granted by the board of directors.

Restricted shares will be granted free of charge and will be subject to a two-year vesting period and a requirement to hold the shares for a total of four years from the date of grant.

Stock subscription warrants may be granted to the Company’s non-employee external partners (independent consultants, etc.) who contribute to the Company’s expansion and success, and must be subscribed by the beneficiary at a price of €0.01 per warrant at the time of grant. The stock subscription warrant then entitles the beneficiary thereof to acquire one new ordinary share with a par value of €0.02 for a period of ten years at a fixed exercise price. The exercise price will be equal to the closing price of the Company’s American Depositary Shares on the NYSE on the date the stock subscriptions warrants are granted by the board of directors.

The authorization to the board of directors to grant stock options, restricted shares and stock subscription warrants will terminate eighteen (18) months after of the date of the authorization granted by this general shareholders’ meeting.

The board of directors requests that shareholders approve these proposals.

PROPOSAL 19:	DELEGATION OF AUTHORITY GRANTED TO THE BOARD OF DIRECTORS TO CARRY OUT ONE OR MORE CAPITAL INCREASES FOR A MAXIMUM NOMINAL AMOUNT OF €200,000 BY ISSUING ORDINARY SHARES AND/OR SECURITIES THAT CONFER EQUITY RIGHTS AND/OR SECURITIES THAT CONFER THE RIGHT TO AN ALLOTMENT OF CONVERTIBLE DEBT SECURITIES

The board of directors proposes that it be granted a delegation of authority to increase capital of the Company. Pursuant to this delegation of authority, the duration of which would be set at 18 months, the board of directors would be authorized to decide to increase the company’s capital, on one or more occasions, at opportune times, by issuing ordinary shares or securities that confer equity rights or securities that confer the right to an allotment of equity rights.

The maximum nominal amount of capital increases that may be carried out pursuant to this delegation of authority would be €200,000 (or the equivalent of this amount in any other currency that is legal tender), and the maximum nominal amount of convertible debt that may be issued would be set at €23,000,000 (or the equivalent thereof in any foreign currency).

The issue prices of the securities that may be issued pursuant to this delegation of authority will be set in accordance with market practices such as, for example, in the case of an underwritten deal by reference to the price quoted on the NYSE and subscription requests made by investors, using “book-building” techniques as developed by professional practice in the market.

The board of directors requests that shareholders approve this proposal.

PROPOSAL 20:	AUTHORITY TO BE DELEGATED TO THE BOARD OF DIRECTORS TO DECIDE TO INCREASE STATED CAPITAL BY ISSUING SHARES RESERVED FOR EMPLOYEES, AND REVOCATION OF PREEMPTIVE SUBSCRIPTION RIGHTS IN FAVOR OF SUCH EMPLOYEES

Article L. 225-129-6 of the French Commercial Code provides:

“At the time of any decision to increase stated capital in consideration for cash contributions, except if the capital increase results from a prior issue of securities that confer equity rights, an extraordinary general meeting shall vote on a draft resolution proposing a capital increase carried out in accordance with the requirements of Articles L. 3332-18 to L. 3332-24 of the French Labor Code.”

Consequently, and in order to comply with these legal provisions, the board of directors notes that, as a result of the capital authorization proposals described above being submitted to an extraordinary general shareholders’ meeting, the board of directors is required to submit to said general shareholders’ meeting a proposal to carry out a capital increase for cash reserved to the Company’s employees, even though the board of directors is already proposing stock option and restricted share plans for the benefit of the Company’s employees.

The board of directors therefore proposes that the general shareholders’ meeting delegate to the board of directors its authority to decide to increase stated capital, on one or more occasions, up to a maximum of 3% of stated capital on the date of the board of directors’ decision, by issuing shares or securities that confer equity rights, reserved to members of one or more employee savings plans (or any other membership plan for which applicable statutory and regulatory provisions permit reserving a capital increase under equivalent conditions) that may be set up within all or some of the French and foreign companies within the Company’s consolidation scope or combination of accounts, with the right to subdelegate such authority in accordance with legal requirements.

The duration of this delegation of authority would be set at 18 months.

The issue price of the new shares or securities that confer equity rights would be determined in accordance with applicable statutory and regulatory requirements.

The board of directors is not in favor of the adoption of this proposal since other proposals already provide mechanisms for employee share ownership.

PROPOSAL 21:	POWERS AND FORMALITIES

The board of directors proposes that the general shareholders’ meeting grant full powers to the bearer of the original, an excerpt or a copy of the minutes from such meeting for the purpose of performing all publication, filing and other formalities.

The board of directors requests that shareholders approve this proposal.

The following exhibits are attached hereto and incorporated by reference herein:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2012

99.2	Proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: May 24, 2012	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Resolutions submitted to the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2012

99.2	Proxy card for use in connection with the Ordinary General Meeting and Extraordinary Meeting of Shareholders on June 26, 2012